United States Securities and Exchange Commission

Washington, D.C. 20549

Notice of Exempt Solicitation

Pursuant to Rule 14a-103

Name of the Registrant: Microsoft Corporation

Name of persons relying on exemption: The Congregation of the Sisters of St. Joseph of Peace and five co-filers1

Address of persons relying on exemption: Investor Advocates for Social Justice (formerly the Tri-State Coalition for Responsible Investment), 40 S Fullerton Ave, Montclair, NJ 07042

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

The Sisters of St. Joseph of Peace and five co-filers urge stockholders to vote FOR Shareholder Proposal No. 5 on the ballot of Microsoft Corporation’s (“Microsoft” or “the Company”) annual shareholder meeting to be held on November 30, 2021.

Summary of the Proposal

The proposal requests an evaluation and public report describing if, and how, Microsoft’s direct and indirect lobbying activities align with company policies and principles on artificial intelligence, public policy, human rights, and racial justice, and how the company plans to mitigate risks created by any misalignment.

Support for this proposal is warranted and in the best interest of shareholders because:

1.	Microsoft’s lobbying activities in the areas of privacy rights, facial recognition technology, defense, and border militarization have enabled business activities that disproportionately harm communities of color, including immigrants, which conflicts with the company’s own stated policies and principles;

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1 Co-filers: Friends Fiduciary Corporation (On behalf of American Friends Service Committee), Maryknoll Sisters, Sisters of Mary Reparatrix, School Sisters of Notre Dame Cooperative Investment Fund, and Zevin Asset Management (On behalf of Ellen Sarkisian 1997 Trust).

40 S Fullerton Ave, Montclair, NJ 07042 ◊ 973-509-8800 ◊ info@iasj.org ◊ www.iasj.org

1.	Microsoft’s lobbying activities in the areas of privacy rights, facial recognition technology, defense, and border militarization have enabled business activities that disproportionately harm communities of color, including immigrants, which conflicts with the company’s own stated policies and principles;
2.	Engaging in lobbying activities that appear to be misaligned with company policies presents risks to the company’s reputation and its investors;

3.	Existing disclosures on Microsoft’s public policy engagement cited in the Statement of Opposition fail to respond to the request of the proposal, focusing on political spending disclosure as opposed to lobbying activities; and
4.	Increasing transparency into lobbying activities and alignment would help Microsoft reduce reputational risks and enhance its corporate political responsibility.

Arguments in Favor of the Proposal on Lobbying Alignment

1.	Microsoft’s lobbying activities in the areas of privacy rights, facial recognition technology, defense, and border militarization have enabled business activities that disproportionately harm communities of color, including immigrants, which conflicts with the company’s own stated policies and principles.

Investors join racial justice and privacy rights advocates in raising concerns about lobbying activities by Microsoft that may advance controversial government spending on defense and surveillance technologies, as well as lobbying for privacy and facial recognition bills weaker than those championed by civil society. We believe Microsoft’s trade association memberships, such as the US Chamber of Commerce, and payments used for lobbying pose risks to the company’s reputation and long-term sustainable growth when its trade associations’ lobbying contradicts Microsoft’s public positions.

The following lobbying expenditures and public policy positions present concerns for investors:

•	Microsoft spent $9,464,000 on federal lobbying in 2020, including on privacy, defense, homeland security, and border militarization.[2] Civil society and the investor community are increasingly concerned about the use of Microsoft technology in military operations in conflict-affected areas, at borders, and for immigration enforcement.[3]
•	Microsoft’s state-level lobbying expenditures are also significant. Over the last 21 years, Microsoft has hired 533 lobbyists.[4] In California alone, Microsoft spent over $1.2 million from 2001 – 2020 on lobbying.[5]
•	In 2020, Microsoft lobbied for a Virginia law that was the model for bills introduced in 14 other states, which conflict with company values stated in its policy agenda, such as affirmative consent.[6] Experts say these bills fail to safeguard privacy and undermine efforts to pass a strong federal privacy law.[7]

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2 https://www.opensecrets.org/federal-lobbying/clients/summary?cycle=2020&id=D000000115 ;

https://www.tni.org/files/publication-downloads/more-than-a-wall-report.pdf

3 https://news.microsoft.com/2005/11/03/microsoft-advocates-comprehensive-federal-privacy-legislation/ ; http://download.microsoft.com/download/d/0/9/d09fda37-e3b2-4629-8691-7bb16e2613b8/public_policy_agenda.doc

4 https://www.followthemoney.org/entity-details?eid=1725

5 http://cal-access.sos.ca.gov/Lobbying/Employers/Detail.aspx?id=1354351&session=2019&view=activity

6 https://news.microsoft.com/cloudforgood/policy/briefing-papers/trusted-cloud/protecting-personal-privacy.html

7 https://themarkup.org/privacy/2021/04/15/big-tech-is-pushing-states-to-pass-privacy-laws-and-yes-you-should-be-suspicious

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•	While Microsoft committed to stop selling facial recognition to police in 2020, Microsoft lobbies for and testified in support of laws that enable police use of facial recognition and undermine efforts to hold companies responsible for the outcomes of their algorithms.[8] Last year, State Senator Joe Nguyen, who is currently employed as a program manager, prime sponsored a weak, industry-backed state facial recognition bill, which was strongly opposed by a large advocacy coalition.[9]
•	Despite its commitment to use “data, technology, and partnership to help improve the lives of Black and African American citizens” and its Responsible AI principle on fairness, Microsoft lobbied against a bill that would ban government use of discriminatory facial recognition technologies.[10]
•	Through Microsoft’s membership in the Chamber of Commerce, the company is indirectly backing harmful trade association lobbying. The Chamber has undermined the Paris climate goals,[11] funded voter suppression efforts, and slowed COVID-19 response efforts through its lobbying activities. These positions do not align with Microsoft’s values, however this misalignment has not been addressed in Microsoft’s lobbying disclosures.

2.	Engaging in lobbying activities that appear to be misaligned with company policies presents risks to the company’s reputation and its investors.

Transparency and accountability in corporate spending to influence public policy are in the best interests of Microsoft shareholders. Without a robust company process for assessing whether Microsoft’s policy involvement activities may be at odds with its own or its investors’ interests, investors cannot assess Microsoft’s potential reputational risk, which could be detrimental to shareholder value.

A company’s reputation can meaningfully influence its financial performance, and a damaged or lost reputation is difficult to repair: According to the Conference Board, companies with a high reputation rank perform better financially than lower ranked companies, and executives find it is much harder to recover from a reputational failure than to build and maintain reputation.12 Microsoft itself recognizes the importance of protecting its long-term reputation and trust in its Standards of Business Conduct Trust Code. Corporations with a good reputation benefit from strong market capitalization, better business efficiency, and recruitment and retention of strong talent.13

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8 https://www.protocol.com/microsoft-privacy-bills-in-four-other-states ; https://wired.com/story/microsoft-wants-rules-facial-recognition-just-not-these/

9 https://www.aclu-wa.org/story/we-need-face-surveillance-moratorium-not-weak-regulations-concerns-about-sb-6280

10 https://wired.com/story/microsoft-wants-rules-facial-recognition-just-not-these/

11 https://www.bloomberg.com/news/articles/2017-06-09/paris-pullout-pits-chamber-against-some-of-its-biggest-members

12 “Reputation Risk,” The Conference Board, 2007, p. 6, https://papers.ssrn.com/sol3/papers.cfm?abstract_id=1077894.

13 https://www.provokemedia.com/research/article/link-between-corporate-reputation-market-value-strengthens-study ; https://www.ipsos.com/sites/default/files/ct/publication/documents/2018-05/unlocking_value_of_reputation-may_2018.pdf ; ttps://hbr.org/2016/03/a-bad-reputation-costs-company-at-least-10-more-per-hire

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Information about Microsoft’s lobbying decision-making is useful for investors striving to make informed, strategic investment choices aligned with their preferred risk profile(s). Given the potential reputational risks posed by misalignment of direct and indirect corporate lobbying activities with the resulting potential impacts on company performance, this information is of wide and mainstream interest.

The track record of Microsoft’s trade association(s) acting in contrast to the Company’s stated values and positions heighten its reputational risk and lessen the meaning of its corporate statements and commitments. Without more comprehensive disclosure on its evaluation of risk and opportunity, stockholders cannot determine whether Microsoft is effectively able to prevent Company funds from being used for lobbying efforts contrary to the Company's and stockholders’ objectives and long-term interests. Investors also lack information about board oversight of lobbying alignment at Microsoft.

3.	Existing disclosures on Microsoft’s public policy engagement cited in the Statement of Opposition fail to respond to the request of the proposal, focusing on political spending disclosure as opposed to lobbying activities.

Gaps in existing disclosures:

•	Microsoft’s current disclosure does not address the proposal’s core concerns around alignment, or specifically address the lobbying activities of concern in the proposal. This proposal is not requesting that Microsoft merely disclose more information, but that the company disclose its process for assessing its decisions on lobbying, both direct and indirect, taking into consideration the potential misalignment to its corporate statements and principles regarding artificial intelligence, public policy, human rights, and racial justice.
•	While Microsoft’s “Principles and Policies for Guiding Microsoft’s Participation in the Public Policy Process in the United States” document contains language on its intent to be transparent in its public policy advocacy, political spending, and trade association contributions, there is limited information regarding how Microsoft evaluates and weighs the potential risks of lobbying activities.[14]

•	The company fails to provide any disclosure of potential misalignments from lobbying by its trade associations that contradicts company policies and public positions, as requested by the proposal. Microsoft’s trade association disclosure does not capture payments to 501(c)(4) social welfare groups, which can also lobby.
•	While Microsoft aims to align its CSR reporting to the Global Reporting Initiative (GRI) Sustainability Reporting Standards, investors believe the company’s disclosure does not adequately align with GRI Standard 415, which addresses the topic of public policy, calling on companies to: report their stance on significant issues in public policy development and lobbying and any differences between its lobbying positions and any stated policies, goals, or other public positions.[15]

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14 https://query.prod.cms.rt.microsoft.com/cms/api/am/binary/RE4GIB8

15 https://www.globalreporting.org/standards/media/1030/gri-415-public-policy-2016.pdf

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•	Lobbying and political spending are separate disclosure topics, and political spending disclosures do not respond to the request of the proposal. Microsoft references it’s high ranking in the Center for Political Accountability’s CPA-Zicklin 2020 report, however the CPA-Zicklin Index ranks corporate disclosures on political contributions and PACs, not corporate spending on lobbying. The inclusion of this ranking in the company’s rationale is therefore misleading and not responsive to the proposal request. Microsoft’s commitments to disclose election campaign expenditures and contributions to PACs also fail to address investor concerns about lobbying and again suggest a misunderstanding of the requested report.
•	Microsoft’s disclosures also fail to address board oversight on the issue of lobbying alignment, and in the absence of such disclosure, investors are left to assume that this important oversight is lacking. The board committee charter includes a committee responsibility for public policy but does not explicitly name responsibilities related to lobbying, alignment, or trade associations.

4.	Increasing transparency into lobbying activities and alignment would help Microsoft reduce reputational risks and enhance its corporate political responsibility.

Microsoft is proceeding with a third-party review to assess its products' human rights impacts, as a result of investor questions about its products and services and how they support or erode company commitments to human rights. The company has recognized the need to for this assessment to uphold its commitments and we believe the company should also uphold its commitment to public policy involvement in alignment with its corporate values and principles, including those related to human rights impacts.

Other major corporations have begun producing reports which assess the alignment between company positions, including on climate change, and the positions and lobbying of their key trade associations. Examples include BP, Shell, and more. Microsoft should join these companies in producing an alignment report.

Conclusion

Microsoft’s lobbying activities, which investors believe misalign with company policies and principles on artificial intelligence, public policy, human rights, and racial justice, present risks to the company and its investors. Investors call on Microsoft to carry out the requested evaluation and public report to increase the transparency of its lobbying disclosures and enhance its responsibility as a corporation actively engaged in public policy.

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A robust assessment of the alignment of the company’s direct and indirect lobbying with the company’s stated values and principles would not only bring integrity to the company’s political activities but would also allow investors to assess potential risks from misalignment. This robust assessment should include clear responsibilities by both board and management to ensure lobbying is being done in shareholder and Microsoft’s best interests.

Proponents urge all Microsoft shareholders to vote for the Shareholder Proposal No.5 on Lobbying Alignment.

For questions regarding Microsoft Shareholder Proposal No. 5, please contact:

Gina Falada, Senior Program Associate at Investor Advocates for Social Justice

Representing the Congregation of the Sisters of St. Joseph of Peace

Email: gfalada@iasj.org | Phone: 973-509-8800

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